GAMESQUARE ESPORTS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended August 31, 2021 and 2020

GameSquare Esports Inc. Management’s Discussion and Analysis For the three and nine months ended August 31, 2021

INTRODUCTION

The following Management's Discussion and Analysis ("MD&A") relates to the financial results and related data of GameSquare Esports Inc. (formerly Magnolia Colombia Ltd.) ("GameSquare" or the "Company") and its wholly owned subsidiaries for the three and nine months ended August 31, 2021. This MD&A should be read in conjunction with the Company's condensed interim consolidated financial statements for the three and nine months ended August 31, 2021 and its audited consolidated financial statements for the year ended November 30, 2020 filed on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com. The Company's interim financial statements have been prepared in accordance with International Financial Reporting Standard 34 - Interim Financial Reporting and do not include all the disclosures required for full annual financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Except as otherwise disclosed, all dollar figures in this report are stated in Canadian dollars. References to "Q3", "this quarter", or "the quarter" are to the quarter ended August 31, 2021. Additional information about the Company is available on SEDAR at www.sedar.com.  The Company has changed its fiscal year-end to December 31st and thus its Q4 will cover the period September 1, 2020 through December 31, 2021.

The commentary has been prepared taking into consideration information available to October 29, 2021. The reader should be aware that historical results are not necessarily indicative of future performance.

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION

Certain statements, other than statements of historical fact, contained in this MD&A constitute "forward-looking information" within the meaning of certain securities laws, including the Securities Act (Ontario), and are based on expectations, estimates and projections as of the date on which the statements are made in this MD&A. The words "plans", "expects", "estimated", "anticipates", "intend", "focus", "outlook", "potential", "seek", "strategy", "vision", "goal", "targets" or "believes", or variations of such words and phrases or statements that certain future conditions, actions, events or results "will", "may", "could", "would", "should", "might" or "can", or negative versions thereof, "be taken", "occur", "continue" or "be achieved", and other similar expressions, frequently identify forward-looking statements. Forward-looking statements include, without limitation, statements of the Company with respect to: the size and expected growth of the esports industry, statements regarding the operations, business, financial condition, expected financial results, prospects, opportunities, targets, goals, ongoing objectives, strategies and outlook of GameSquare. Forward-looking statements are necessarily based upon management's perceptions of historical trends, current conditions and expected future developments, as well as a number of specific factors and assumptions that, while considered reasonable by management as of the date on which the statements are made in this MD&A, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could result in the forward-looking statements ultimately being incorrect. In addition to any factors and assumptions set forth in this MD&A, the material factors and assumptions used to develop the forward-looking information include, but are not limited to: the Company being able to grow its business and being able to execute on its business plan, the Company being able to successfully identify and integrate strategic acquisition opportunities; the Company being able to recognize and capitalize on opportunities earlier than its competitors; the culture and business structure of the Company supporting its growth; the Company continuing to attract qualified personnel to support its development requirements; and that the risk factors noted below, collectively, do not have a material impact on the Company.

By its nature, forward-looking information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. Known and unknown risk factors, many of which are beyond the control of the Company, could cause actual results to differ materially from the forward-looking information in this MD&A. Such factors include, without limitation, risks relating to the following, which are discussed in greater detail in the "Risk Factors" section in the Annual Information Form: industry competition, the Company's ability to achieve its objectives, the Company's size and position in the industry and potential growth strategy, the ability of the Company to obtain future financings or complete offerings on acceptable terms, failure to leverage the Company's portfolio across entertainment and media platforms, dependence on the Company's key personnel, ability to execute on future acquisitions, mergers or dispositions, currency exchange rates, laws and government regulations, electronic data compromises and general business, economic, competitive, political and social uncertainties including the impact of the COVID-19 pandemic. These risk factors are not intended to represent a complete list of the factors that could affect the Company and investors are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking statements.

GameSquare Esports Inc. Management’s Discussion and Analysis For the three and nine months ended August 31, 2021

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management's expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law. All forward-looking statements in this MD&A are qualified by these cautionary statements.

OVERVIEW

GameSquare is focused on the high growth esports market. The Company seeks to bridge the gap between global brands and the large gaming and esports communities by providing digital media services to global brands seeking to target the large and growing esports market, and by signing top-tier talent in the influencer, on-screen talent and player categories. GameSquare seeks to accelerate its organic growth through acquisitions by adding new companies to its roster of global brand relationships.

The Company's business is primarily carried out through five entities, GameSquare, Code Red Esports Ltd. ("Code Red"), Reciprocity Corp. ("Reciprocity"), NextGen Tech, LLC (dba as Complexity Gaming) ("Complexity") and Swingman LLC (dba Cut+Sew / Zoned) ("Cut+Sew").

GameSquare's registered office is located at 150 York Street, Suite 1008, Toronto, Ontario, M5H 2M5, Canada. Please refer to Note 20 in the Company's Q3 interim financial statements for details on the RTO Transaction which closed on October 2, 2020. The Company's common shares ("Common Shares") are traded on the Canadian Securities Exchange (the "CSE") under the symbol "GSQ" and the Frankfurt Stock Exchange under the symbol "29Q1".

OUTLOOK

Management believes GameSquare is well positioned to benefit from the significant growth of the esports industry. The esports industry has an estimated global audience of 600 million viewers projected by 2023, watching more than 100 billion hours of esports programming, generating over US$200 billion in revenue (source: NewZoo 2020 Global Esports Report and EsportsObserver.com). GameSquare's revenue growth is expected to be driven by increasing marketing spend from global brands that seek exposure to and connections with these audiences.

The Company is focusing its growth efforts and strategies on the digital agency vertical which serves the esports market, and more broadly in sports and entertainment through content creation, audience development and growing brand relationships. The digital agency industry is highly fragmented, and these businesses are generally characterized by high revenue growth with healthy EBITDA margins, which positions the Company well for sustainable growth through organic efforts and presents significant opportunities to grow through accretive acquisitions. GameSquare has executed on multiple acquisitions in 2021 and developed a robust pipeline of potential acquisitions. The Company has developed a thorough and rigorous set of acquisition criteria and is considering companies that generate revenue roughly between $5 million to $25 million with EBITDA margins in the 20% to 40% range, depending on the size and maturity of the business. Transactions will typically be structured to favour stock over cash and include achievable and reasonable earn outs over as many as 24 months. The Company intends to use these criteria and guidelines; however, it may decide to enter into a transaction with a target that does not meet any or all of these criteria or guidelines. These criteria are not intended to be exhaustive and may not apply in all cases or at all. There is no assurance that the Company will be able to complete such potential acquisitions in the near future or at all and on terms, that are favourable to the Company. See "Risks and Uncertainties".

GameSquare Esports Inc. Management’s Discussion and Analysis For the three and nine months ended August 31, 2021

Q3 FISCAL 2021 HIGHLIGHTS

On June 30, 2021, the Company announced that it had acquired 100% of the issued and outstanding membership interests of NextGen Tech, LLC (dba as Complexity Gaming) ("Complexity"), one of America's premier and longest standing esports organizations. As consideration for the acquisition, the Company issued approximately 83.3 million Common Shares to former securityholders of Complexity, which consisted of Blue & Silver Ventures, Ltd. (the "Jones Family"), Goff NextGen Holdings LLC (the "Goff Family") and Jason Lake (CEO of Complexity).

On July 22, 2021, the Company announced that it had closed its "bought deal" private placement offering (the "Offering"). Canaccord Genuity Corp. acted as lead underwriter and sole bookrunner for the Offering on behalf of a syndicate of underwriters (collectively, the "Underwriters"), whereby the Underwriters purchased or arranged for substituted purchasers of 21,250,000 units ("Units") of the Company at a price of $0.40 per Unit for gross proceeds of $8.5 million.

Each Unit consisted of one Common Share and one half (1/2) of one purchase warrant of GameSquare (each whole warrant, a "Warrant"). Each Warrant is exercisable for one Common Share at an exercise price of $0.60 per Common Share for a period of 24 months from the closing date of the Offering, subject to the Warrant Acceleration Right (as defined herein). If, at any time following the closing of the Offering, the daily volume weighted average trading price of the Common Shares on the CSE is greater than $1.00 per Common Share for the preceding 10 consecutive trading days, the Company shall have the right to accelerate the expiry date of the Warrants to a date that is at least 30 trading days following the date of such written notice and press release (the "Warrant Acceleration Right").

Further, the Company announced the concurrent closing of its non-brokered private placement whereby the Jones Family and the Goff Family subscribed for an additional $8.5 million of Units on the same terms as those in the Offering (the "Non-Brokered Offering"). The net proceeds of the Offering and the Non-Brokered Offering are to be used to advance the business of GameSquare and for general working capital purposes.

On July 27, 2021, the Company announced that it had acquired all of the membership units of Swingman LLC (dba Cut+Sew / Zoned) ("Cut&Sew"), a privately held marketing agency operating in the sports and esports industries, for a total consideration of up to $7.85 million to be paid in cash and Common Share including earnouts of up to US$1.5 million based on EBITDA targets. Management believes that this acquisition will bring additional marketing capabilities to GameSquare and will help to increase the brand's capabilities in numerous sectors including traditional sports, gaming, emerging technology, new media, music and fashion.

On July 28, 2021, the Company announced that leading sports agency Paradigm Sports ("Paradigm"), headed by Audie Attar, had joined the Company's advisory board. The Paradigm team brings their deep expertise in traditional sports to drive the accelerated growth of esports.

On July 30, 2021, the Company announced that it has changed its financial year-end from November 30 to December 31 and that the next financial year-end of the Company will occur on December 31, 2021, resulting in a four month stub period from September 1, 2021 to December 31, 2021.

During the three months ended August 31, 2021, the Company granted 2,300,000 options to consultants of the Company at weighted average exercise prices of $0.51 per Common Share and weighted average life of 5 years. In addition, the Company granted 1,575,000 RSUs to certain members of Complexity's management.

On June 21, 2021, the Company announced that it had adopted a restricted share unit ("RSU") plan and granted 2,000,000 RSUs to the Company's Chief Executive Officer. 1,000,000 of the RSUs vested immediately and 1,000,000 of the RSUs are to vest on June 21, 2022 (12 months following the date of grant) subject to their terms.

GameSquare Esports Inc. Management’s Discussion and Analysis For the three and nine months ended August 31, 2021

SUBSEQUENT EVENTS

On September 7, 2021, the Company announced the resignation of Neil Said from the board of directors.

On September 20, 2021, the Company announced that "TimTheTatman", an esports personality, had joined Complexity. Pursuant to a talent agreement signed between TimTheTatman and Complexity, the Company issued 5 million options and 2.7 million RSUs to TimTheTatman which vest over the three-year term of the agreement.

On September 21, 2021, the Company announced the results of its annual and special meeting of shareholders including the election of its directors - Tom Walker, Travis Goff, Justin Kenna, Paul LeBreux, Kevin Wright and Craig Armitage.

On September 27, 2021, 480,000 warrants with an exercise price of $0.40 were exercised.

On October 1, 2021, the Company announced that Uplive had partnered with GCN and Roc Nation to produce a Pro-Am esports tournament featuring Call of Duty and some of Roc Nation's top talent.

On October 21, 2021, the Company announced that Bagel Bites, a Kraft Heinz brand launched "Unexpected Combinations" Relay Race with GCN, a GameSquare Company.  Bagel Bites and GCN are teaming up to create a first of its kind esports relay race, where popular gamers compete alongside lucky winners (chosen from social platforms including Instagram, Twitter, and TikTok) in a series of events both in game and in real life (IRL).

The Company expects its common shares to begin trading on the OTC QB bulletin board in the United States imminently under the symbol GMSQF.

GameSquare Esports Inc. Management’s Discussion and Analysis For the three and nine months ended August 31, 2021

REVIEW OF FINANCIAL RESULTS

The following financial information is derived from the condensed interim consolidated financial statements for the three and nine months ended August 31, 2021 and 2020.

Readers are advised that Code Red's results have been consolidated from October 2, 2020, the closing date of the RTO Transaction; Reciprocity's results have been consolidated from the date of acquisition of March 16, 2021; Complexity's results have been consolidated from the date of acquisition of June 30, 2021; and Cut+Sew's results have been consolidated from the date of acquisition of July 27, 2021.

	Three months ended	Three months ended	Nine months ended	Nine months ended
($ Canadian)	August 31, 2021	August 31, 2020	August 31, 2021	August 31, 2020
Revenue	$2,464,906	$-	$4,616,977	-
Cost of sales	1,777,869	-	3,539,639	-
Gross profit	687,037	-	1,077,338	-
Expenses
Salaries, consulting and management fees	1,546,495	10,000	3,390,577	196,632
Player compensation	362,903	-	362,903	-
Professional fees	500,144	(19,846)	920,195	13,964
General office expenses	490,405	36	656,326	2,294
Selling and marketing expenses	798,381	-	1,099,170	-
Travel expenses	237,664	-	360,507	-
Shareholder communications and filing fees	41,672	-	163,571	10,000
Interest expense	156,880	4,267	158,369	10,040
Bad debt expense	(2,178)	-	55,973	-
Foreign exchange loss	11,644	-	6,904	-
Change in provision for reclamation deposit	-	-	(95,288)	-
Share-based compensation	1,676,185	-	2,434,495	-
Transaction costs	5,871,448	-	15,013,268	-
Amortization	1,985,082	-	2,833,223	-
Total expenses	13,676,725	(5,543)	27,360,193	232,930

Loss for the period before income taxes	(12,989,688)	5,543	(26,282,855)	(232,930)
Income tax (recovery)	(179,835)	-	(405,164)	-
Loss for the period	(12,809,853)	5,543	(25,877,691)	(232,930)

Other comprehensive loss
Items that will subsequently be reclassified to operations:
Foreign currency translation	743,012	-	522,348	-
Total comprehensive loss for the period	$(12,066,841)	$5,543	$(25,355,343)	$(232,930)

(Loss) profit for the period attributable to:
Owners of the parent	(12,841,601)	5,543	(25,915,195)	(232,930)
Non-controlling interest	31,748	-	37,504	-
	$(12,809,853)	$5,543	$(25,877,691)	$(232,930)

Basic and diluted net loss per share	$(0.07)	$0.00	$(0.22)	$(0.01)
Weighted average number of common shares outstanding - basic and diluted	191,051,221	20,000,000	117,061,379	20,000,000

GameSquare Esports Inc. Management’s Discussion and Analysis For the three and nine months ended August 31, 2021

For the three and nine months ended August 31, 2021, the Company reported losses of $12,809,853 and $25,877,691 or $(0.07) and $($0.22) per Common Share, respectively, compared with net income of $5,543 and a net loss of $232,930 or $0.00 and $(0.01) per Common Share, respectively for the three and nine months ended August 31, 2020. The increase in net loss is the result of increased expenses on the acquisition of Reciprocity on March 16, 2021 including $9.1 million in one-time non-cash transaction costs, the acquisition of Complexity on June 30, 2021, including non-cash transaction costs of $5.7 million and the acquisition of Cut+Sew on July 27, 2021.

REVENUE AND SEGMENTED INFORMATION

IFRS 8 requires operating segments to be determined based on the Company's internal reporting to the Chief Operating Decision Maker ("CODM"). The CODM has been determined to be the Company's managing director as he is primarily responsible for the allocation of resources and the assessment of performance. The CODM uses net income, as reviewed at periodic business review meetings, as the key measure of the Company's results as it reflects the Company's underlying performance for the period under evaluation.

The CODM's primary focus for review and resource allocation is the Company as a whole and not any component part of the business. Having considered these factors, management has judged that the Company having two operating segments under IFRS 8.

Three months ended August 31, 2021
	Europe	North America	Total
Revenue channel	$	$	$
Teams	-	254,066	254,066
Cost of sales	-	157,221	157,221
Gross profit	-	96,845	96,845

Agency services	1,438,472	772,368	2,210,840
Cost of sales	960,088	660,560	1,620,648
Gross profit	478,384	111,808	590,192

Nine months ended August 31, 2021
	Europe	North America	Total
Revenue channel	$	$	$
Teams	-	340,952	340,952
Cost of sales	-	157,221	157,221
Gross profit	-	183,731	183,731

Agency services	3,489,626	786,399	4,276,025
Cost of sales	2,721,858	660,560	3,382,418
Gross profit	767,768	125,839	893,607

Non-current assets	4,281,237	30,263,938	34,545,175

The Company's "Teams" segment represents its esports team which generate revenue through sponsorship, prize and player related revenue. The Company's teams include: Complexity Gaming, R7 Gaming, and LGD Gaming.

The Company's "Agency Services" segment represents its esports agencies which include: Code Red, GCN and Cut+Sew/Zoned.  The Company's agencies generate revenue through: talent management, influencer promotional fees and consulting.

GameSquare Esports Inc. Management’s Discussion and Analysis For the three and nine months ended August 31, 2021

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED AUGUST 31, 2021

Revenue

Revenues for the three months ended August 31, 2021 were $2,464,906 which include $607,770 on consolidation of Complexity from June 30, 2021 to August 31, 2021 and $225,621 on consolidation of Cut+Sew from July 27, 2021 through to August 31, 2021. Code Red's revenues in the quarter were $1,438,472.

For the three months ended August 31, 2021, the Company's Team's segment generated revenue of $254,066 in North America. The Company's Agency services segment generated revenue of $2,210,840 (Europe $1,438,472 and North America $772,368). The Team's segment generated gross profit of $96,845, while the Agency services segment generated gross profit of $590,192.

Expenses

Consulting and management fees incurred during the three months ended August 31, 2021 were $1,546,495 compared to $10,000 during the same period in the prior year. Consulting fees in the current period reflect the consulting fees of GameSquare, Code Red and Reciprocity for the three months ended August 31, 2021, Complexity for the two months ended August 31, 2021 and Cut+Sew for the period from July 28, 2021 to August 31, 2021. The consulting fees during the same period in the prior year were for GameSquare (Ontario) Inc.

Player compensation for the three months ended August 31, 2021 was $362,903 compared to $nil in the comparative period and consisted of salaries and benefits paid to players. The teams were acquired as part of the Complexity acquisition and therefore the Company did not have teams in the prior periods.

Professional fees of $500,144 incurred during the three months ended August 31, 2021 were for amounts paid or accrued for audit and legal fees for the consolidated Company and included legal and accounting fees incurred on the acquisitions of Complexity and Cut+Sew and the concurrent bought deal financing. Professional fees incurred during the same period in the prior year were a credit of $19,846 and related to the reversal of accounting and audit fees accrued by GameSquare (Ontario) Inc.

General office expenses for the three months ended August 31, 2021 were $490,405, compared to $36 in the comparative period. The increase from the prior periods is the result of the acquisitions of Code Red, Reciprocity, Complexity and Cut+Sew.

Selling and marketing expenses were $798,381 for the three months ended August 31, 2021, compared to nil in the comparative period.  The increase reflects the acquisitions of Complexity and Cut+Sew during the quarter, as well as additional investor relations.

Travel expenses for the three months ended August 31, 2021 were $237,664, compared to $nil in the comparative period. The increase from the prior period is the result of increased commercial activity of the combined company and the easing of COVID-19 travel restrictions in the current year.

Shareholder communications and filing fees during the three months ended August 31, 2021, were $41,672 compared to $nil during the same period in the prior year. The increase was due to the Company's acquisition of Complexity and Cut+Sew during the quarter and the closing of the Offering and the Non-Brokered Offering and the related press releases and securities filings.

The Company recorded a bad debt recovery of $2,178 during the three months ended August 31, 2021, compared to $nil in the same period in the prior year.

The Company recorded $1,676,185 in share-based compensation during the three months ended August 31, 2021 related to the amortization of the fair market value of the options and RSUs granted during the nine months ended August 31, 2021. The Company granted 8,112,766 options to directors, officers, and consultants of the Company. The options have vesting periods of one to two years. In addition, the Company granted 2,575,000 RSUs during the nine months ended August 31, 2021 with vesting periods of immediate to two years.

During the three months ended August 31, 2021, the Company recorded $5.7 million in transaction costs on the excess of the purchase price on the acquisition of Complexity over the fair value of assets acquired and other costs. In addition, the Company incurred $177,500 in transaction costs on the acquisition of Cut+Sew.

GameSquare Esports Inc. Management’s Discussion and Analysis For the three and nine months ended August 31, 2021

During the three months ended August 31, 2021, the Company recorded amortization expense of $1,985,082 on the intangible assets and equipment acquired on the acquisition of Code Red on October 2, 2020, Reciprocity on March 16, 2021, Complexity on June 30, 2021 and Cut+Sew on July 27, 2021.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED AUGUST 31, 2021

Revenue

The acquisitions of Complexity and Cut+Sew on June 30, 2021 and July 27, 2021, respectively, contributed $833,391 to the revenues for the nine months ended August 31, 2021. The remaining revenue for the nine months ended August 31, 2021 related mainly to the revenues of Code Red ($3,489,626), which was acquired on October 2, 2020.

For the nine months ended August 31, 2021, the Company's Teams segment generated revenue of $340,952 in North America. The Company's Agency services segment generated revenue of $4,276,025 (Europe $3,489,626 and North America $786,399). The Sponsorship, prize and player segment generated Gross profit of $183,731, while the Agency services segment generated Gross profit of $893,607.

Expenses

Salaries, consulting and management fees incurred during the nine months ended August 31, 2021 were $3,390,577 compared to $196,632 during the same period in the prior year. Consulting fees in the current period reflect the consulting fees of GameSquare and Code Red for the nine months ended August 31, 2021, Reciprocity for the period from March 17 to August 31, 2021, Complexity for the period from July 1, 2021 to August 31, 2021 and Cut+Sew for the period from July 27, 2021 to August 31, 2021. The consulting fees during the same period in the prior year were for GameSquare (Ontario) Inc.

Professional fees of $920,195 incurred during the nine months ended August 31, 2021 were for amounts paid or accrued for audit and legal fees for the consolidated Company and included legal and accounting fees incurred on the acquisitions of Reciprocity, Complexity and Cut&Sew and the bought deal financings. Professional fees incurred during the same period in the prior year were $13,964 and related to accounting and audit fees incurred by Gamesquare (Ontario) Inc.

General office expenses for the nine months ended August 31, 2021 were $656,326, compared to $2,294 in the comparative period. The increase from the prior periods is mainly the result of the additional expenses of the combined entity.

Selling and marketing expenses were $1,099,170 for the nine months ended August 31, 2021, compared to $nil in the comparative period as a result of enhanced investor relations and the impact of the acquisition of Reciprocity, Complexity and Cut+Sew during the quarter.

Travel expenses for the nine months ended August 31, 2021 were $360,507, compared to $nil in the comparative period. The increase from the prior period is the result of the easing of COVID-19 travel restrictions in the current year.

Shareholder communications and filing fees during the nine months ended August 31, 2021 were $163,571 compared to $10,000 during the same period in the prior year. The increase was due to the Company's RTO Transaction, the acquisitions of Reciprocity, Code Red, Complexity and Cut+Sew and the closing of three financings and the related required press releases and securities filings.

The Company recorded bad debt expense of $55,973 during the nine months ended August 31, 2021, related to the impairment of certain receivables compared to $nil in the same period in the prior year.

During the nine months ended August 31, 2021, the Company recorded a gain on the change in provision for reclamation deposits of $95,288. On March 17, 2021, the Company received a notice of release on its letter of credit related to oil and gas mining leases in North Dakota. Management had previously considered the letter of credit uncollectible. The reclamation deposits relate to the former activities of Magnolia Colombia Ltd., a predecessor of GameSquare Esports Inc.

The Company recorded $2,434,495 in share-based compensation during the nine months ended August 31, 2021 related to the amortization of the fair market value of the options and RSUs granted during the nine months ended August 31, 2021. The Company granted 8,112,766 options to directors, officers, and consultants of the Company. The options have vesting periods of one to two years. In addition, the Company granted 2,575,000 RSUs with vesting periods of immediate to two years.

GameSquare Esports Inc. Management’s Discussion and Analysis For the three and nine months ended August 31, 2021

During the nine months ended August 31, 2021, the Company recorded $5.7 million in transaction costs on the excess of the purchase price on the acquisition of Complexity over the fair value of assets acquired and other costs. In addition, the Company incurred $177,500 in transaction costs on the acquisition of Cut+Sew and $9,141,820 in transaction costs on the excess of the purchase price on the acquisition of Reciprocity over the fair value of assets acquired.

During the nine months ended August 31, 2021, the Company recorded amortization expenses of $2,833,223 on the intangible assets and equipment acquired on the acquisition of Code Red on October 2, 2020, Reciprocity on March 16, 2021, Complexity on June 30, 2021 and Cut+Sew on July 27, 2021.

CASH FLOWS

	Three months ended	Three months ended	Nine months ended	Nine months ended
($ Canadian)	August 31, 2021	August 31, 2020	August 31, 2021	August 31, 2020

Cash flows (used in) operating activities	$(5,147,672)	(2,536)	(8,662,633)	(190,940)
Cash flows from financing activities	15,950,282	-	22,617,932	167,610
Cash flows (used in) investing activities	(2,075,854)	-	(1,576,078)	(267,500)
Effect of exchange rate changes on cash	40,264	-	39,305	-

Net change in cash	$8,767,020	(2,536)	12,418,526	(290,830)

The Company used cash of $5,147,672 and $8,662,633 in operating activities during the three and nine months ended August 31, 2021 compared with $2,536 and $190,940 in the comparative periods. The increase in the use of cash was mainly the result of increases in consulting and management fees, professional fees, general office expenses, selling and marketing expenses and shareholder communications as described in the Results of Operations section.

On February 19, 2021, the Company closed a non-brokered private placement financing of 2,381,477 units at a price of $0.42 per unit for gross proceeds of $1,000,220. In connection with the financing, the Company paid a cash finder's fee of $1,470. On March 4, 2021, the Company closed a bought deal private placement financing of 16,700,000 units of the Company at a price of $0.42 per unit for gross proceeds of $7,014,000 and paid share issue costs of $1,403,636. On July 22, 2021, the Company closed the Offering and the Non-Brokered Offering of 42,500,000 Units at a price of $0.40 per Unit for gross proceeds of $17,000,000 and paid share issue costs of $773,835.

In addition, the Company received a $20,000 top up on a Canada Emergency Business Account loan, repaid loans of $484,270 and had 312,766 options exercised for cash proceeds of $105,000 during the nine months ended August 31, 2021.

During the three and nine months ended August 31, 2021, the Company acquired $538,385 in cash on the acquisition of Complexity, and $396,251 on the acquisition of Cut+Sew. In addition, the Company acquired all the issued and outstanding membership units of Cut+Sew for $3,000,000. During the nine months ended August 31, 2021, the Company acquired $516,236 in cash on the acquisition of Reciprocity. During the three and nine months ended August 31, 2021, the Company purchased equipment for $10,490 and $26,950, respectively. During the same periods in the prior year, the Company purchased shares of Code Red for $267,500.

GameSquare Esports Inc. Management’s Discussion and Analysis For the three and nine months ended August 31, 2021

SELECTED QUARTERLY FINANCIAL INFORMATION

The following selected financial information is derived from the consolidated financial statements of the Company for the most recent eight historical quarters:

($, except per share amounts)	Aug-21	May-21	Feb-21	Nov-20
Revenue	2,464,906	1,106,816	1,045,255	488,774
Cash flow from operating activities	(5,147,672)	(2,952,698)	(562,263)	(354,687)
Net (loss)	(12,809,853)	(12,378,242)	(689,596)	(3,690,309)
Per share - basic and diluted	(0.07)	(0.12)	(0.01)	(0.09)
Total assets	53,352,766	17,071,027	6,782,909	6,173,913

($, except per share amounts)	Aug-20	May-20	Feb-20	Nov-19
Revenue	-	-	-	-
Cash flow from operating activities	(2,536)	(94,592)	(93,812)	(181,135)
Net income (loss)	5,543	(144,661)	(93,812)	(242,153)
Per share - basic and diluted	(0.00)	(0.01)	(0.00)	(0.03)
Total assets	308,813	311,349	309,203	322,143

OTHER INVESTMENTS

Irati Energy Corporation ("Irati") is a private company primarily focused on the development of its northern oil shale block located in Brazil.

At August 31, 2021, the Irati investment is being carried at fair value with changes in fair value recorded through profit and loss. The Company held 1,252,710 Irati common shares valued at $0.05 per share based on management's estimate.

Financial Instruments - Level 3 Hierarchy

As at August 31, 2021, the Company's investment in Irati has been classified as Level 3 within the fair value hierarchy, where the investment is recorded at its estimated fair value based on a valuation technique that includes non-observable market inputs. On August 31, 2021, the Irati common shares were valued at $0.05 per common share. The key assumptions used in the valuation of these instruments on August 31, 2021 include (but are not limited to) the value at which a recent financing was done by Irati, company-specific information, trends in general market conditions, the share performance of comparable publicly traded companies, and appropriate liquidity and marketability discount rates.

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the private investment portfolio, such changes may have a significant impact on the Company's financial condition or operating results.

For those investments valued based on a recent financing, management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at May 31, 2021. A +/- 10% change in the fair value of these Level 3 investments as at August 31, 2021 will result in a corresponding +/- $6,200. The Company has applied a marketability discount of 0% to its non-public investments valued based on recent financing. Had the Company applied a marketability discount of 5%, it would have resulted in a corresponding discount of approximately $3,100. While this illustrates the overall effect of changing the values of the unobservable inputs by a set percentage, the significance of the impact and the range of reasonably possible alternative assumptions may differ significantly between investments, given their different terms and circumstances. The sensitivity analysis is intended to reflect the significant uncertainty inherent in the valuation of private investments under current market conditions, and the results cannot be extrapolated due to non-linear effects that changes in valuation assumptions may have on the estimated fair value of these investments. Furthermore, the analysis does not indicate a probability of changes occurring and it does not necessarily represent the Company's view of expected future changes in the fair value of these investments. Any management actions that may be taken to mitigate the inherent risks are not reflected in this analysis.

GameSquare Esports Inc. Management’s Discussion and Analysis For the three and nine months ended August 31, 2021

HangZhou Aijidi Culture and Creativity Co. Ltd. ("LGD").

On September 23, 2019, Reciprocity signed an agreement with HangZhou Aijidi Culture and Creativity Co. Ltd. ("LGD") whereby Reciprocity owns 49% of a newly incorporated entity and LGD owns the remaining 51%. On March 16, 2021, the Company acquired 100% of the outstanding shares of Reciprocity (see Note 4(b) of Q3 interim financial statements). LGD is an esports organization that owns several esports teams in the People's Republic of China ("PRC"). The incorporation of the entity is for the purpose of operating a CrossFire Team and participate in the CrossFire franchise in the PRC. Reciprocity was required to contribute an additional RMB 2,324,000 ($448,997) in cash on or before March 31, 2020 to the entity. As at August 31, 2021, this amount has not yet been contributed. The investment is considered an investment subject to significant influence. As at March 16, 2021, the date of acquisition of Reciprocity, and at August 31, 2021, the Company assessed the carrying amount of its investment at $1 in consideration of losses sustained, expected recoverable values for the investment and the future direction of the Company.

LIQUIDITY AND CAPITAL RESOURCES

As at August 31, 2021, the Company had working capital of $12,021,469, compared to $264,309 as at November 30, 2020. The increase in the working capital resulted mostly from the Company's offerings undertaken during this period.

The financial statements have been prepared on a going-concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. Continuing operations, as intended, are dependent on management's ability to raise required funding through future equity issuances, its ability to acquire business interests and develop profitable operations or a combination thereof, which is not assured, given today's volatile and uncertain financial markets. The Company may revise programs depending on its working capital position.

Other than its current liabilities of $4,003,818 at August 31, 2021, the Company has no short-term capital spending requirements, and future plans and expectations are based on the assumption that the Company will realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. There can be no assurance that the Company will be able to obtain adequate financing in the future or if available that such financing will be on acceptable terms. If adequate financing is not available when required, the Company may be required to delay, scale back or eliminate various programs or acquisition plans and may be unable to continue in operation. The Company may seek such additional financing through debt or equity offerings. Any equity offering will result in dilution to the ownership interests of the Company's shareholders and may result in dilution to the value of such interests.

RELATED PARTY TRANSACTIONS

Key management personnel compensation:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	August 31, 2021	August 31, 2020	August 31, 2021	August 31, 2020
Short term employee benefits	$342,952	$(48,563)	$983,714	$45,000
Share-based payments	631,676	-	965,647	-
Short term employee benefits	$974,628	$(48,563)	$1,949,361	$45,000

During the nine months ended August 31, 2021, the Company granted 2,000,000 options to the Chief Executive Officer and 500,000 options to an officer of the Company and recorded $493,811 in share-based compensation related to the vesting of these options. In addition, the Company granted 2,000,000 RSUs to the Chief Executive Officer and recorded $471,836 in share-based compensation related to the vesting of these RSUs.

During the nine months ended August 31, 2021, the Company paid $nil for accounting fees to a company jointly controlled by the former CFO (nine months ended August 31, 2020 - $45,000).

GameSquare Esports Inc. Management’s Discussion and Analysis For the three and nine months ended August 31, 2021

Included in accounts payable and accrued liabilities at August 31, 2021 is $272,000 (November 30, 2020 - $255,807) owed to related parties. This amount is due on demand, unsecured, and non-interest bearing.

COMMITMENTS AND CONTINGENCIES

Management Commitments

The Company is party to certain management contracts. These contracts require payments of approximately $2,302,000 to be made upon the occurrence of a change in control to the officers of the Company. The Company is also committed to payments upon termination of approximately $1,412,000 pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these consolidated financial statements.

Former Activities

The Company was previously involved in oil and gas exploration activities in Canada, the United States and Colombia. The Company ceased all direct oil and gas exploration activities in 2014. While management estimated that the exposure to additional liabilities from its former oil and gas activities over and above the reclamation provision accrued in the condensed interim consolidated financial statements to be remote, the outcome of any such contingent matters is inherently uncertain.

Legal Matters

From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimable at period end, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to net income (loss) in that period.

COVID-19

The Company's operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company's operations and ability to finance its operations.

Government Assistance Loan

On May 27, 2020, the Company received a $40,000 Canada Emergency Business Account ("CEBA") loan from the Government of Canada via its commercial bank. On January 11, 2021, the Company received an additional $20,000 increasing the loan to $60,000. The loan is interest free until December 31, 2022 and matures on December 31, 2025. If the $40,000 loan is repaid by December 31, 2022, the remaining $20,000 will be forgiven. If the loan is not repaid by December 31, 2022, interest at 5% will be charged per annum commencing on January 1, 2023 until maturity on December 31, 2025. The loan is unsecured.

On June 30, 2021, the Company acquired Complexity (see Note 4(c)). Complexity had a Paycheck Protection Program ("PPP") loan from J.P. Morgan in the amount of $630,151 (US$501,473) under the PPP established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan was subject to a note dated April 15, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. The loan expires in two years from drawn down date. On July 15, 2021, the Company received full forgiveness of the balance. The gain on the loan forgiveness is included in salaries, consulting and management fees in the consolidated statements of loss.

GameSquare Esports Inc. Management’s Discussion and Analysis For the three and nine months ended August 31, 2021

ACCOUNTING POLICIES

Significant accounting policies

The condensed interim consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company's consolidated financial statements for the year ended November 30, 2020 with the exception of the following new accounting standards.

New accounting standards

Effective December 1, 2020, the Company adopted the following new accounting standard.

IAS 1 - Presentation of Financial Statements ("IAS 1") and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8") were amended in October 2018 to refine the definition of materiality and clarify its characteristics. The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The adoption of this standard on December 1, 2020 did not have a material impact on the condensed interim consolidated financial statements.

RISKS AND UNCERTAINTIES

Limited Operating History

The Company's limited operating history may make it difficult for investors to evaluate GameSquare's prospects for success and there is no guarantee that GameSquare's business model will achieve its strategic objectives. The is no assurance that the Company will be successful, and the likelihood of success should be considered in light of the short history and relatively early stage of operations for the Company.

The Company has incurred operating losses since its RTO Transaction.  While the net loss is largely the result of increased expenses on acquisition, there is no guarantee that the Company will be able to achieve or maintain profitability in the future. In addition, GameSquare expects to continue to be implement initiatives to continue to grow its business including by way of acquisitions.  If the Company's revenues do not increase to offset these expected costs and operating expenses, GameSquare may not be profitable.

Popularity of Esports Industry

GameSquare's business is substantially dependent on the continuing popularity of the esports industry which is in the early stages of its development. Although the esports industry has experienced rapid growth and we anticipate the industry to continue to grow, consumer preferences may shift and there is no assurance that this growth will continue in the future. GameSquare has taken steps to diversify its business and continues to seek out new opportunities in the esports industry but there is no guarantee that it will be successful in doing so. Given the dynamic evolution of this industry, it can be difficult to plan strategically, and it is possible that competitors will be more successful than GameSquare at adapting to change and pursuing business opportunities.

The esports industry is also in competition with other sporting and entertainment events, both live and delivered over various media.  As a result of the large number of options available and the global nature of the esports industry, the Company faces strong competition for esports fans.  There is also intense competition amongst businesses operating in the segments of the esports industry, including agencies, influencer technology platforms, analytics technologies, content creation and media content assets.

Personnel and Strategic Allies

The successful operation of our business will depend upon the abilities, expertise, judgment, discretion, integrity and good faith of our management, executive officers, general managers, employees, consultants and strategic allies. In addition, our ability to expand will depend upon our ability to attract qualified personnel as needed, including marketing, sales and operational personnel. The demand for skilled employees is high, and the supply can be limited. The unexpected loss of our key personnel or strategic partners, or the inability to retain or recruit skilled personnel could have a material adverse effect on our business and financial condition.

GameSquare Esports Inc. Management’s Discussion and Analysis For the three and nine months ended August 31, 2021

Marketing and Distribution Expertise

Achieving market success will require substantial marketing efforts and the expenditure of funds to inform potential customers of the distinctive benefits and characteristics of our products and services. The Company's long-term success will depend on its ability to expand current marketing capabilities. The Company will, among other things, need to attract and retain experienced marketing and sales personnel. No assurance can be given that the Company will be able to attract and retain such personnel or that any efforts undertaken by such personnel will be successful.

Litigation Risks

The Company may become involved in, named as a party to, or the subject of, various legal proceedings, including contract disputes, regulatory proceedings, tax proceedings and legal actions relating to, inter alia, intellectual property. The outcome with respect to outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to the Company and as a result, could have a material adverse effect on its assets, liabilities, business, financial condition and results of operations. Even if the Company prevails in any such legal proceeding, the proceedings could be costly and time-consuming and would divert the attention of management and key personnel from business operations, which could adversely affect its financial condition.

Foreign Exchange and Interest Rates

The Company is expected to incur costs in foreign currencies. Accordingly, the Company is subject to risk from fluctuations in the rates of currency exchange between such foreign currency and Canadian dollar, and such fluctuations may materially affect its business and financial condition. As a portion of sales are projected to be made in foreign currencies, currency fluctuations may adversely affect revenues of the Company as well.

Catastrophic Event Risk

The Company's operations are exposed to potential damage, including partial or full loss, resulting from disasters such as an earthquake, hurricane, fire, explosion, flood, severe storm, terrorist attack or other comparable events. A pandemic or an assault or an action of malicious destruction, sabotage or terrorism could also disrupt our ability to operate. The occurrence of a significant event that disrupts our ability to operate for an extended period could have a material adverse effect on our business, financial condition and results of operations.

Key Personnel

The senior officers of the Company will be critical to its success. In the event of the departure of a senior officer, the Company believes that it will be successful in attracting and retaining qualified successors but there can be no assurance of such success. Recruiting qualified personnel as the Company grows is critical to its success. As the Company's business activity grows, it will require additional key financial, administrative and technical personnel as well as additional operations staff. If the Company is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have an adverse impact on future cash flows, earnings, results of operations and the financial condition of the Company.

Conflicts of Interest

Directors and officers of the Company are or may become directors or officers of other reporting companies or have significant shareholdings in other public companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The Company and its directors and officers will attempt to minimize such conflicts. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which one or more directors, or officers, may have a conflict. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

GameSquare Esports Inc. Management’s Discussion and Analysis For the three and nine months ended August 31, 2021

Additional Financing

The Company will require additional financing in order to make further investments or take advantage of future opportunities and to grow its business. The ability of the Company to arrange such financing in the future will depend in part upon prevailing capital market conditions, as well as upon the business success of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on terms satisfactory to the Company. If additional financing is raised by the issuance of Common Shares or other forms of convertible securities from treasury, control of the Company may change, and shareholders may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to take advantage of opportunities, or otherwise respond to competitive pressures and remain in business. If the Company is unable to generate sufficient revenues or obtain such additional financing, any investment in the Company may be lost. In such event, the probability of resale of the securities of the Company would be diminished.

Profitability

There is no assurance that the Company will earn profits in the future, or that profitability will be sustained. There is no assurance that future revenues will be sufficient to generate the funds required to continue the Company's business development and marketing activities. If the Company does not have sufficient capital to fund its operations, it may be required to reduce its sales and marketing efforts or forego certain business opportunities.

Management of Growth

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Issuance of Debt

From time to time, the Company may enter into transactions to acquire assets or the shares of other organizations or seek to obtain additional working capital. These transactions may be financed in whole or in part with debt, which may increase the Company's debt levels above industry standards for companies of similar size. Depending on future plans, the Company may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms to the Company. Neither the Issuer's nor GameSquare's constating documents limit the amount of indebtedness that may be incurred, and it is not expected that the Company's constating documents will contain such restrictions. As a result, the level of the Company's indebtedness from time to time could impair its ability to operate or otherwise take advantage of business opportunities that may arise.

Dilution

The Company may make future acquisitions or enter into financings or other transactions involving the issuance of securities of the Company which may be dilutive to the holdings of existing shareholders.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price. There can be no assurance that continuing fluctuations in price will not occur. It may be anticipated that any quoted market for the Common Shares will be subject to market trends generally, notwithstanding any potential success of the Company in creating revenues, cash flows or earnings. The value of the Common Shares will be affected by such volatility. A public trading market in the Common Shares having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of Common Shares at any given time, which, in turn is dependent on the individual decisions of investors over which the Company has no control. There can be no assurance that an active trading market in securities of the Company will be established and sustained. The market price for the Company's securities could be subject to wide fluctuations, which could have an adverse effect on the market price of the Company. The stock market has, from time to time, experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance, net asset values or prospects of particular companies. If an active public market for the Common Shares does not develop, the liquidity of a shareholder's investment may be limited and the share price may decline.

GameSquare Esports Inc. Management’s Discussion and Analysis For the three and nine months ended August 31, 2021

Dividends

The Issuer has not paid any dividends on its outstanding shares. Any payments of dividends on the Common Shares will be dependent upon the financial requirements of the Company to finance future growth, the financial condition of the Company and other factors which the Company's board of directors may consider appropriate in the circumstance. It is unlikely that the Company will pay dividends in the immediate or foreseeable future.

Markets for Securities

There can be no assurance that an active trading market in the Common Shares of the Company will be established and sustained. The market price for the Common Shares of the Company could be subject to wide fluctuations. Factors such as commodity prices, government regulation, interest rates, share price movements of the Company's peer companies and competitors, as well as overall market movements, may have a significant impact on the market price of the securities of Company.

Cyber Security Risk

Cyber incidents can result from deliberate attacks or unintentional events, and may arise from internal sources (e.g., employees, contractors, service providers, suppliers and operational risks) or external sources (e.g., nation states, terrorists, hacktivists, competitors and acts of nature). Cyber incidents include, but are not limited to, unauthorized access to information systems and data (e.g., through hacking or malicious software) for purposes of misappropriating or corrupting data or causing operational disruption. Cyber incidents also may be caused in a manner that does not require unauthorized access, such as causing denial-of-service attacks on websites (e.g., efforts to make network services unavailable to intended users).

A cyber incident that affects the Company or its service providers might cause disruptions and adversely affect their respective business operations and might also result in violations of applicable law (e.g., personal information protection laws), each of which might result in potentially significant financial losses and liabilities, regulatory fines and penalties, reputational harm, and reimbursement and other compensation costs. In addition, substantial costs might be incurred to investigate, remediate and prevent cyber incidents.

General Economic Conditions and Public Health Crises May Adversely Affect the Company's Growth

The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. Many industries continue to be negatively impacted by these market conditions. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, tax rates may adversely affect the Company's growth and profitability.

The Company may also be negatively impacted by volatility in the equity markets as a result of certain events that are beyond the Company's control, including infectious diseases, pandemics or similar health threats, such as the evolving COVID-19 outbreak. Many governments, including in the United States, the United Kingdom and Canada, imposed stringent restrictions to seek to mitigate, or slow, the spread of COVID-19, including restrictions on international and local travel, public gatherings and participation in business meetings, as well as closures of workplaces, schools, and other public sites, and are continuing to encourage "social distancing." While some of these measures are being eased, the  duration of such measures is highly uncertain, but could be prolonged, and stricter measures may still be put in place or reintroduced in areas where such measures have very recently started to be gradually eased.

GameSquare Esports Inc. Management’s Discussion and Analysis For the three and nine months ended August 31, 2021

As a result of the COVID-19-related restrictions, in-person esports tournaments and other events have been cancelled or required to enforce social distancing and other policies designed to reduce the spread of the virus. The resulting loss of revenue from ticket sales has not been fully offset by a corresponding increase in paid online or televised esports event. There can be no guarantee that demand for in-person esports events will resume once a vaccination becomes widely available or COVID-19 is otherwise eliminated. Any continuation of COVID-19-related restrictions could have a material adverse effect on our business, financial condition and results of operations.

Off balance sheet arrangements

There are no off-balance sheet arrangements.

Outstanding share data

As at the date of this MD&A, the Company has:

a) 244,381,900 Common Shares outstanding;

b) 16,332,419 stock options outstanding with expiry dates between March 16, 2023 and July 5, 2026; and

c) 46,186,841 warrants with expiry dates between October 2, 2022 and July 22, 2024.